1 October 2010

Mr H Roger Schwall

Assistant Director

United States Securities and Exchange Commission

100 F Street, NE

WASHINGTON DC 20549

USA

Dear Mr Schwall

ALUMINA LIMITED

FORM 20-F FOR THE FISCAL YEAR ENDED DECEMBER 31, 2009

FILED MAY 27, 1010

FILE NO 001-10375

We are writing to you in response to your letter dated September 15, 2010. In answer to your queries, we comment as follows:

FORM 20-F FOR THE YEAR ENDED DECEMBER 31, 2009

15.	Interest-Bearing Liabilities, page F-26

(a)	Convertible Bonds, page F-26

1.	We note your response to comment 6 in our comment letter dated July 1, 2010, which states that your convertible bond agreement contains anti-dilution provisions that allow the conversion price of the bond to be reduced based on selected types of subsequent equity issuances. We also note that you have concluded that these anti-dilution provisions do not cause the conversion option to be an embedded derivative under IAS 39. To help us better understand your accounting, please describe for us the terms of the anti-dilution provisions included in your convertible bond agreement and provide a more detailed analysis explaining how you concluded that notwithstanding a variable conversion price, the anti-dilution provisions do not cause the conversion option to be an embedded derivative under the provisions of IAS 39, citing the specific paragraphs or supporting accounting literature upon which you rely. If you believe that interpreting IAS 39 otherwise would produce results that would not materially impact your financial statements, please provide quantitative support for your conclusion.

Issuer Response:

Although IAS 32 states that a financial instrument can only be considered equity if the derivative is settled by issuing a fixed number of its own equity instruments (IAS32 paragraph 16b(ii)), not all forms of variability violate the ‘fixed for fixed’ requirement. An example is an adjustment to the conversion ratio of a convertible bond triggered by a stock split. For example the original conversion ratio is 1 share for every $1 (with notional value of $2), however, upon a stock split each share would then have a notional value of $1. It would therefore, be necessary to adjust the conversion ratio to 2 shares for every $1 in order to maintain the relative economic rights of the shareholders and bondholders. Although the adjustment results in variability in the number of own equity delivered, the fact that this variability serves to maintain the relative economic rights of the shareholders and bondholders results in no violation of the ‘fixed for fixed’ requirement. This is acknowledged as common practice and is supported by the PwC Manual of Accounting Financial Instruments 2010 (Chapter 7, paragraphs 7.44 to 7.45) and Deloitte iGAAP 2009 (Chapter 15 section 3.9).

The adjustment to the conversion price that was made in October 2008 and May 2009 is in accordance with the anti-dilutive provisions within the convertible bond agreement. Similar to the stock split example noted above, the anti-dilutive provisions change the conversion ratio in order to preserve the economic rights of the bondholders such that they retain a fixed equity interest in the entity.

There are 5 different provisions provided in the agreement, each applying to different events as outlined below:

	Event	Anti-dilution Formula
a)	i) Consolidation, ii) Subdivision iii) Reclassification, iv) Capitalisation of profits or reserves (in lieu of cash dividends) resulting in alteration of number of issued shares	(A/B) A) is the total number of issued shares immediately before such alteration B) is the total number of issued shares immediately after the alteration

b)

i)       Issue of shares by way of scrip dividends

ii)      Rights, options or warrants to subscribe for or acquire shares at a discount to the market price

iii)     Modification of the rights of conversion, exchange or subscription

(A+B)/(A+C)

A) is the number of shares immediately before the announcement

B) is the number of shares which the aggregate amount receivable/payable for the shares issued would purchase at current market price

C) is the aggregate number of new shares issued or as the case may be, comprised in the issue or grant

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c)	Capital Distributions not covered under (b)( i) Any other issues of securities not covered under (b)(ii) Any issue, sale or distribution by or on behalf of the issuer if not covered under (b) or (d)	(A-B)/A A) is the current market price preceding the date on which announcement is made. B) is the fair market value on date of announcement of the portion of the rights attributable to one share

d)

Any other issues of shares (other than shares issued on exercise of conversion rights, exchange or subscription for or purchase of shares)

Issues or grants of any options, warrants or other rights at a discount to the market share not covered under (b) (ii)

(A+B)/C

A) is the number of shares immediately before the issue

B) is the number of shares which the aggregate amount receivable for the shares issued would purchase at current market price

C) is the number of shares in issue immediately after the issue or that would be in issue following the exercise of such options, warrants or other rights.

e)	Change of control

OCP/(1+(CP x c/t)

OCP is the conversion price in effect on the day before change of control

CP is the conversion premium expressed as a fraction (%)

C is the number of days from and including the date of change of control (but excluding the maturity date)

t is the number of days from and including the issue date but excluding the maturity date.

In relation to the rights issues in 2008 and 2009, Alumina adjusted the conversion price using formula (b) above.

We confirm that the adjustment would not violate the fixed for fixed requirement under IAS32 paragraph 16b(ii), as the change to the conversion ratio merely preserves the rights of the convertible bond holders relative to ordinary shareholders and maintains their relative ownership interests.

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Exhibits

2.	We note your response to prior comment 8 that “Alumina Limited, which is not itself a party to the Supply Agreement, does not view the Supply Agreement as a material contract upon which Alumina Limited is dependent for purposes of the filing requirements of Form 20-F”. Notwithstanding that Alumina Limited is not a party to the contract, Form 20-F requires the filing of contracts if the company has a beneficial interest. See Instruction 4(a) of the Instruction as to the Exhibits of Form 20-F. In this regard, we note your statement on page 1 of the Form 20-F that “Virtually all of our income is derived from our share of the earnings generated by AWAC”. We further note that Alcoa of Australia contributes the majority of AWAC’s earnings including over 90% in 2008 and 2009. Please provide further analysis as to why you are not required to file this contract.

Issuer Response:

While most of Alumina Limited’s income is derived from its 40% interest in AWAC, the majority of AWAC revenue is not covered by the Alcoa Supply Agreement (ASA). The ASA relates only to that part of the revenue which is derived from sales to Alcoa. For the year ended 31 December 2009, revenue under the ASA accounted for approximately 34% of total AWAC revenue. And, while Alcoa of Australia (AofA) may have contributed a significant portion of AWAC’s earnings, only a small percentage of AofA’s sales (less than 20%) that year derived from sales to Alcoa under the ASA. In fact, AofA’s sales to Alcoa under the ASA only accounted for approximately 12% of the total alumina sales of AWAC during the same period.

Further, we consider that the operations of AWAC are not dependent upon the ASA. Were the ASA to be terminated or expire, we consider that AWAC would be able to sell the alumina covered by it to unrelated third parties. In this situation, we expect that AWAC would continue to operate and be profitable. Our consideration of this situation is based on our analysis of the global alumina market. The global market for alumina is at present approximately 80 million tonnes per annum. The market is in balance, meaning supply and demand are effectively equal since alumina is difficult to store (it must be retained in moisture free storage). As the average cost of production of AWAC is below the average global cost of production, our view is that absent the ASA agreement, the AWAC alumina could be readily sold to non-related parties to meet the needs of their smelters.

Based on the above, we do not consider that Alumina Limited is dependent on the ASA contract, and therefore is not required to file the contract as an exhibit to the Form 20-F

We acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

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•	the Company may not assert staff comments as a defence in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours faithfully

/S/ JUDITH DOWNES
JUDITH DOWNES
CHIEF FINANCIAL OFFICER

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